Brookfield	Brookfield Asset Management Inc.	Tel (416) 363-9491
	BCE Place, 181 Bay Street, Suite 300	Fax (416) 365-9542
	Toronto, Ontario M5J 2T3	www.brookfield.com

May 18, 2006
Mr. Rufus Decker Accounting
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-7010
Re:	Brookfield Asset Management Inc. Form 40-F for the Fiscal Year Ended December 31, 2005 Your File No. 33-97038
Dear Mr. Decker:
I am responding to your correspondence dated May 9th of this year.
In your letter you conclude that we could be required to “net cash settle” the conversion option associated with our Series 10, 11 and 12 Preference Shares and as a result we should restate our U.S. GAAP balance sheets. I wish to clarify that there is no requirement to “net cash settle” and have attached an opinion from our Canadian securities counsel (Torys) confirming this. Accordingly, we continue to maintain that our balance sheets as included in note 24 to our 2005 Form 40-F are fairly presented in accordance with U.S. GAAP.
The prospectuses under which the subject securities were issued do not state that the “passage of time” is the sole condition precedent {emphasis added} to exercise of the conversion option, although we agree that it is the condition that is given the most prominence in the prospectuses. There are other conditions, both implicit and explicit, which are described to the extent considered necessary by us as well as the underwriters and our respective legal counsels. We believed at the time, and continue to believe, that the disclosure in the prospectuses for the Series 10, 11 and 12 Preference Shares contained all material information regarding the subject securities and therefore satisfied all applicable legal and regulatory requirements. We also note that it is consistent with that of similar securities issued by other companies. The possibility that we would not be in a position to issue common shares upon the exercise of the conversion option is sufficiently remote that we do not believe the additional disclosure you suggest regarding the definition of “freely tradeable” and the implications for the holders of Series 10, 11 or 12 Preference Shares if we could not issue common shares on the conversion, would be viewed as material to the investor. Accordingly, we do not believe that restatement of our balance sheets is appropriate.

We acknowledge the error in the description of the dividend policy for the Series 12 preference shares in our 2005 Form 40-F, which refers to dividends on those shares as being “noncumulative” instead of “cumulative”. Given we have always paid the dividends on these preference shares on a current basis, we propose correcting the disclosure in the next filing of our Form 40-F.
I believe it would be helpful to describe for you our treatment of these securities under Canadian GAAP. Prior to January 1, 2005 we included the subject securities as equity under both Canadian GAAP and U.S. GAAP.
You will no doubt have noted that we reclassified the subject securities from equity to liabilities in our Canadian GAAP balance sheet on a retroactive basis commencing January 1, 2005. This was in response to and in accordance with new accounting standards issued by the CICA. These standards applied to both debt and equity securities. We have noted in our prior correspondence that there continues to be a specific exclusion of “an outstanding share” from the requirement in paragraph 11 of FASB 150 and the exclusion under paragraph 12 of an “outstanding share that embodies a conditional obligation” from the requirement to account for certain financial instruments as obligations. Accordingly, we did not reclassify the subject securities in our U.S. GAAP statements.
As a matter of general policy, we prefer to follow accounting policies that result in consistent presentation under both U.S. GAAP and Canadian GAAP where this is appropriate and permitted. The new guidelines issued by the CICA did not, however, coincide with any change in guidance or policy with respect to U.S. GAAP and accordingly we had no basis on which to reclassify the subject securities for these purposes. In our review of this issue at the time we were informed that the pending U.S. pronouncements on Financial Instruments were likely to specifically address this point, at which time we would be able to more closely harmonize our U.S. GAAP and Canadian GAAP disclosures.
We also noted that other Canadian issuers of similar securities have followed the same disclosure as we, and accordingly have reported reconciling items between their U.S. GAAP and Canadian GAAP financial statements. As a result of discussions with our auditors, we believe that the Office of the Chief Accountant in the Division of Corporation Finance should be involved in the assessment of our response due to the detailed nature of the comment raised and what we believe to be a pervasive issue particularly in the Canadian marketplace and the possibility that this is an issue that might best be addressed by the SEC in some form of policy statement that would enable Canadian issuers to adopt a consistent approach to the classification of these uniquely Canadian securities.

As the CFO of the company and signatory to the correspondence with the Commission on these issues, I have kept our CEO and the Audit Committee abreast of our discussions and have provided copies of the correspondence to our Board of Directors. As requested in your letter, we acknowledge:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are anxious to resolve this matter, and would welcome the opportunity to discuss our response with you in person or by telephone in order to provide you with any other information or commentary that you would find helpful in achieving this.
Yours very truly,
Brian D. Lawson
Managing Partner & Chief Financial Officer

Tory’s letter redacted